Exhibit 10.28

June 4, 2020

Adrian W. Burke VIA Email: adwburke@comcast.net
2705 Luella Ave
Deer Park, TX 77536

Dear Adrian:

We have enjoyed our conversations with you regarding an employment opportunity with Sharps Compliance, Inc. (“Sharps” or the “Company”). We are pleased to offer you the position of Sr. Vice President of Operations reporting directly to me. This, public company officer position, will focus on the leadership of the Company’s Operations, Information Technology, Route-Based Business and Treatment and Related Facilities. Reporting to you would be Greg C. Davis, VP of Operations and David Martin, Director of Route-Based Business and Treatment Facilities. The offer is contingent upon, (i) your acceptance of the terms and conditions of employment, (ii) completion, to the Company’s sole satisfaction, of reference and background checks and (iii) results of drug testing to the Company’s sole satisfaction.

Your compensation will include a base salary of $7,692.31 per pay period (twenty-six pay periods per year). As an employee of Sharps, you will be eligible to participate in the Company’s group benefit program on the first day of the month following thirty (30) days of employment. Sharps benefits include group health, vision, dental, disability insurance, long term care insurance and 401(k). A summary description of the program, including employee premiums, is attached to this offer letter.

As an officer of the Company, you will also be entitled to participate in the Executive Officer’s Fiscal Year 2021 Compensation and Incentive Plan (“Plan”). This Plan is designed and administered by the Company’s Compensation Committee of the Board of Directors. Details of the FY 2021 Plan will be provided to you by the Company’s Chief Financial Officer. Future Executive Compensation Plans are subject to the approval by the Company’s Compensation Committee.

You will receive a grant of 75,000 options to purchase the Company’s common stock effective on the first day of your employment with the Company. Stock option grants are subject to Board of Director approval and the terms of the Sharps Compliance Corp. 2010 Stock Plan (“Plan”). Additionally, and under the Plan, the strike price of stock option grants would be equal to the price of the Company’s common stock (as traded on NASDAQ) at the end of the day on the grant date.

This offer does not constitute an employment contract or guarantee of employment for any specific period of time since the Company is an “at-will” employer. At-will employment means that either you or the Company, with or without cause and with or without prior notice, may terminate the employment relationship at any time. Additionally, your employment will be subject to the Company’s policies and procedures, a copy of which will be provided to you when you join the Company.

As an officer of the Company you are subject to the rules and regulations of the Securities and Exchange Commission.

Finally, your employment is subject to execution of the Company’s confidentiality, intellectual property agreement and restrictive covenant agreement as shown on the attached Exhibit I.

Should the above be acceptable to you, please, (i) sign your acceptance of this offer of employment and (ii) complete and sign the attached Application of Employment including drug testing and release of information consents. Both items should be either, (i) faxed to the attention of Michele Guzman at 713-353-1233 or (ii) emailed to mguzman@sharpsinc.com.

As agreed, your initial date of employment, subject to the conditions as outlined in this letter, would be Monday, June 29, 2020 or such other date as mutually agreed.

Should you have any questions, please feel free to call me at 713-660-3514.

Sincerely,

By: /s/ DAVID P. TUSA
David P. Tusa
Chief Executive Officer & President

Attachments

Accepted and Agreed:

By: /s/ ADRIAN W. BURKE
Adrian W. Burke
Date: June 4, 2020